[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 29, 2017

James E. O’Connor

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           Center Coast MLP & Infrastructure Fund
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
(File Nos. 333-210697 and 811-22843)

Dear Mr. O’Connor:

Thank you for your comments regarding post-effective amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-210697 and 811-22843) filed by Center Coast MLP & Infrastructure Fund (the “Fund”) on February 10, 2017 (the “Amendment”). We have considered your comments to the Amendment and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in the definitive prospectus and statement of additional information to be filed pursuant to Rule 497 under the Securities Act of 1933.

Comment 1                               In the Expense Example, round amounts to the nearest dollar.

Response 1                                  The Fund has revised the Expense Example as requested.

Comment 2                               Revise the Senior Securities table to clarify that asset coverage on preferred shares is per preferred share outstanding, rather than per $1,000 principal amount of debt.

Response 2                                  The Fund has revised the Senior Securities table as requested.

Comment 3                               Confirm supplementally whether the Fund is required to include an Acquired Fund Fees and Expenses line item in the Fee Table.

Response 3                                  While the Fund may invest in other investment companies, for the fiscal year ended November 30, 2016, acquired fund fees and expenses, if any, did not exceed 0.01% of average net assets of the Fund. Therefore, in accordance with Instruction 10(a) to Item 3(1) of Form N-2, the line item for acquired fund fees and expenses has been omitted.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy